Exhibit 99.23

This business combination is made for the securities of a foreign company.  The business combination is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the business combination, such as in open market or privately negotiated purchases.

Identity of the proposed directors at Mediaset España Comunicación, S.A., and Grupo Audiovisual Mediaset España Comunicación, S.A.U., upon completion of the Segregation

Mediaset España Comunicación, S.A.	Grupo Audiovisual Mediaset España Comunicación, S.A.
Alejandro Echevarría Busquet	Alejandro Echevarría Busquet
Cristina Garmendia Mendizabal	Cristina Garmendia Mendizabal
Javier Diez de Polanco	Javier Diez de Polanco
Helena Revoredo Delvecchio	Helena Revoredo Delvecchio
Consuelo Crespo Bofill	Consuelo Crespo Bofill
Fedele Confalonieri	Fedele Confalonieri
Marco Giordani	Marco Giordani
Gina Nieri	Gina Nieri
Niccoló Querci	Niccoló Querci
Borja Prado Eulate	Borja Prado Eulate
Paolo Vasile	Paolo Vasile
Massimo Musolino	Massimo Musolino
Mario Rodríguez Valderas	Mario Rodríguez Valderas